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                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                  __________

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         TOMPKINS COUNTY TRUSTCO, INC.
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            (Exact name of registrant as specified in its charter)

   New York                                          161482357-8
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  (State of incorporation or organization)         (I.R.S. employer
                                                  identification no.)


  P.O. Box 460, Ithaca, New York                          14851
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(Address of principal executive offices)                 (zip code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [_]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [_]

Securities to be registered pursuant to Section 12(b) of the Act:

 Title of each class                          Name of each exchange on which
 to be so registered                          each class is to be registered
 -------------------                          ------------------------------

Common Stock, $.10 par value                   American Stock Exchange, Inc.
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Securities to be registered pursuant to Section 12(g) of the Act:

none
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Explanatory Note:  This Registration Statement on Form 8-A is being filed by the
Registrant in connection with the listing of the Registrant's Common Stock, $.10 par value, on the American Stock Exchange, Inc. and the simultaneous delisting of such Common Stock from the NASDAQ Stock Market. A copy of this Registration Statement on Form 8-A is being filed with the American Stock Exchange, Inc. concurrently with its filing with the Securities and Exchange Commission.

Item 1.  Description of Registrant's Securities to be Registered.
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     The authorized capital stock of Tompkins County Trustco, Inc. (the
"Company" or the "Registrant") consists of 7,500,000 shares of common stock, $.10 par value (the "Common Stock"). As of January 28, 1997, there were 3,315,490 shares of Common Stock issued and outstanding. Additionally, there were, as of such date, 182,245 shares authorized for issuance under the Company's stock based compensation plans. The authorized but unissued shares of Common Stock are available for issuance for general corporate purposes, including, but not limited to, possible issuance of stock dividends or stock splits, future mergers or acquisitions, or future private placements or public offerings. Except as may be required to approve a merger or other transaction in which the additional authorized Common Stock would be issued or as otherwise required by law or regulation, no stockholder approval will be required for the issuance of those shares.

     The holders of the Common Stock are entitled to receive and to share equally in such dividends as may be declared on the Common Stock by the Board of Directors of the Company out of funds legally available therefor. The holders of Common Stock will possess exclusive voting rights in the Company. Each holder of shares of Common Stock will be entitled to one vote for each share held on all matters upon which shareholders have the right to vote.
Shareholders will not be entitled to cumulate their votes for the election of directors.

     In the event of any liquidation, dissolution, or winding up of the Company, the holders of Common Stock will be entitled to receive, after payment of all debts and liabilities of the Company (including all deposits and accrued interest thereon), after the rights, if any, of preferred shareholders, all assets of the Company available for distribution in cash or in kind. Holders of Common Stock will not be entitled to preemptive rights with respect to any shares of Common Stock that may be issued. The Common Stock is not subject to redemption.

     CERTAIN CHARTER AND BYLAW PROVISIONS. The Company's Certificate of Incorporation (the "Certificate") and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board and to delay, defer or prevent a change in control of the Company if the Board determines that such a change in control is not in the best interest of the Company and its stockholders. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of the Company's stockholders deemed such an attempt to be in the

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Company's best interest.  All references to the Certificate and Bylaws below are qualified in their entirety by reference to the full text of such documents, copies of which are filed as exhibits hereto.

     Pursuant to the Certificate and Bylaws of the Company, the Board of Directors of the Company is divided into three classes serving staggered three year terms. Directors can be removed from office only for cause and only by the affirmative vote of a majority of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors.

     The Certificate provides that no director of the Company shall be liable to the Company or its stockholders for damages for any breach of duty in such capacity except where a judgment or other final adjudication adverse to said director establishes that (i) the director's acts or omissions were in bad faith or involved intentional misconduct or knowing violation of law, (ii) the director personally gained a financial profit or other advantage to which he was not entitled or (iii) the director's actions violated specified provisions of the New York Business Corporation Law ("NYBCL").

     The affirmative vote of 75% of the outstanding shares of the Company's capital stock entitled to vote, and not less that 50% of the shares beneficially owned by stockholders other than Interested Stockholders and their Affiliates and Associates (as such terms are defined in the Certificate), is required to amend, alter, rescind or repeal the above provisions relating to the staggered board, removal of directors and limitation of liability of directors.

     The Company's Bylaws provide that special meetings of stockholders may be called only by the Chairman of the Board, Vice Chairman of the Board or President of the Company, or by vote of a majority of the Company's stockholders.

     "Fair Price" Supermajority Voting Provision. The Certificate requires, as a condition of specified Business Combinations (as defined below) involving the interest of an Interested Stockholder (as defined below), the approval of the holders of 80% of the voting power of the voting stock of the Company (the "Supermajority Vote Requirement"), except in cases in which either certain price criteria and procedural requirements are satisfied or the transaction is recommended to the stockholders by a majority of the Continuing Directors (as defined below). The Supermajority Vote Requirement is in addition to any other voting requirement imposed by the NYBCL. In the event the price criteria and procedural requirements are met or the requisite approval of the Continuing Directors is given with respect to a particular Business Combination, the normal requirements of the NYBCL would apply.

     An "Interested Stockholder" includes anyone who is the beneficial owner, directly or indirectly, of more than 20% of the voting power of the Company's voting stock. A "Business Combination" includes the following transactions: (a) a merger or consolidation of the Company with an Interested Stockholder; (b) dissolution of the Company; (d) the sale, lease or exchange of all or substantially all the assets of the Company which involves an

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Interested Stockholder; or (d) any reclassification of securities, recapitalization, or other transaction that has the effect, directly or indirectly, of increasing the proportionate share of any class of the outstanding stock (or securities convertible into stock) of the Company owned by an Interested Stockholder. A "Continuing Director" is any member of the Company's Board who is not affiliated with, and not a nominee or representative of, an Interested Stockholder and was a director of the Company prior to the time the Interested Stockholder became an Interested Stockholder, and any successor to such Continuing Director who is not affiliated with an Interested Stockholder and is recommended by a majority of the Continuing Directors then on the Board.

     As stated above, the Supermajority Vote Requirement does not apply if the transaction has been approved by a majority of the Continuing Directors or if all of the minimum price criteria and procedural requirements described below are satisfied.

     (a) Minimum Price Criteria. In a Business Combination involving cash or other consideration being paid to holders of Common Stock, the consideration would be required to be either cash or the same type of consideration used by the Interested Stockholder in acquiring the largest portion of its Common Stock prior to the first public announcement of the proposed Business Combination (the "Announcement Date"). In addition, the fair market value (as calculated in accordance with the Certificate) of such consideration on the date the Business Combination is consummated (the "Consummation Date") would be required to meet certain minimum price criteria, described below. In the case of payments to holders of Common Stock the fair market value per share of such payments would have to be at least equal in value to the higher of (i) the highest per share price paid by the Interested Stockholder in acquiring any shares of Common Stock during the two years prior to the Announcement Date or in the transaction in which it became an Interested Stockholder (the "Determination Date"), whichever is higher, or (ii) the fair market value per share of Common Stock on the Announcement Date or Determination Date, whichever is higher, or (iii) the price per share equal to the fair market per share of the Common Stock determined pursuant to clause (ii) above multiplied by the ratio of (x) the highest per share price paid by the Interested Stockholder for any shares of Common Stock acquired by it within the two-year period immediately prior to the Announcement Date to (y) the fair market value per share of Common Stock on the first day in such two-year period upon which the Interested Stockholder acquired any shares of Common Stock.

     Under the minimum price requirements, the fair market value of non-cash consideration to be received by holders of shares of any class of voting stock in a Business Combination is to be determined as of the Consummation Date.
Where the definitive terms of such non-cash consideration were established in advance of the Consummation Date, intervening adverse developments, either in the economy or the market generally or in the financial condition or business of the Interested Stockholder, could result in a decline in the originally anticipated fair market value of such consideration, so that, on the date scheduled for its consummation, the Business Combination, which had theretofore been considered as not requiring a Supermajority Vote or approval by a majority of the Continuing Directors

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(i.e., because it was expected to satisfy the minimum price requirements and it satisfied the form of consideration and procedural requirements), could not be consummated because it had not received such vote or approval and did not, in fact, meet the minimum price requirements on such date. Thus, an Interested Stockholder who wishes to use non-cash consideration in a Business Combination may not know with certainty at the time the combination is submitted to stockholders whether such consideration will meet the minimum price criteria. Further, if the Business Combination does not involve any cash or other property being received by any of the other stockholders, such as a sale of assets or an issuance of the Company's securities to an Interested Stockholder, then the price criteria discussed above would not apply and a Supermajority Vote would be required unless the transaction were approved by a majority of the Continuing Directors.

     (b) Procedural Requirements. Under the Fair Price Supermajority Voting Provision, a Supermajority Vote would be required (unless a majority of the Continuing Directors approved the Business Combination) if the Company, after the Interested Stockholder became an Interested Stockholder, reduced the rate of dividends paid on its Common Stock (except as necessary to reflect any subdivision of Common Stock), or failed to increase the annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of Common Stock, unless such failure or reduction were approved by a majority of the Continuing Directors.

     The Fair Price Supermajority Voting Provision would also require a Supermajority Vote (unless a majority of the Continuing Directors approved the Business Combination) if the Interested Stockholder acquired any additional shares of the voting stock, directly from the Company or otherwise, in any transaction subsequent to the transaction pursuant to which it became an Interested Stockholder.

     In addition, the receipt by the Interested Stockholder, whether in connection with the proposed Business Combination or otherwise, of the benefit of any loans or other financial assistance or tax advantages provided by the Company (other than proportionately as a stockholder) would trigger the Supermajority Vote Requirement (unless approved by a majority of the Continuing Directors).

     Amendments to the Fair Price Supermajority Voting Provision are subject to the Supermajority Vote Requirement.

     STATUTORY PROVISIONS. Section 912 of the NYBCL regulates certain "business combinations" of a "resident domestic corporation" with an "interested shareholder" after the "stock acquisition date," each as defined in Section 912 as described below. Section 912 provides that a resident domestic corporation shall not engage at any time in any business combination with any interested shareholder other than: (i) a business combination approved by the board of directors of such resident domestic corporation prior to such interested shareholder's stock acquisition date or where the purchase of stock by such interested

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shareholder on the stock acquisition date had been approved by the board of directors prior to the stock acquisition date; (ii) a business combination approved by the affirmative vote of the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder or any affiliate thereof no earlier than five years after such interested shareholder's stock acquisition date; or (iii) a business combination after such five year period which meets certain "fair price" criteria and other conditions specified in Section 912.

     Section 912 defines "resident domestic corporation" as a corporation (i) organized in the State of New York, (ii) having either (A) its principal executive offices and significant business operations located in the State of New York or (B) alone or in combination with one or more of its subsidiaries of which it owns at least 80% of the voting stock, a specified number or percentage of employees employed primarily in the State of New York and (iii) having at least ten percent of its voting stock owned beneficially by residents of the State of New York. A "business combination" includes (i) any merger or consolidation of a resident domestic corporation with (a) an interested shareholder or (b) any other corporation which is, or after such merger or consolidation would be, an affiliate or associate of such interested shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder or any affiliate or associate thereof of assets having an aggregate market value equal to at least 10% of the aggregate market value of all assets on a consolidated basis or of all outstanding stock, or representing at least 10% of the earning power or net income on a consolidated basis, of such resident domestic corporation, and (iii) other specified self-dealing transactions between such resident domestic corporation and an interested shareholder, or any affiliate or associate thereof. An "interested shareholder" is defined to include any person (other than the corporation or a subsidiary thereof) that is the beneficial owner, directly or indirectly, of 20% or more of the outstanding voting stock of such resident domestic corporation. "Stock acquisition date" is defined as the date that a person first becomes an interested shareholder.

     Under the NYBCL, a corporation may opt out of this statutory anti-takeover protection, but the Company has not elected to do so.

     TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar of the Common Stock is the Bank of New York.

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Item 2.  Exhibits.  Pursuant to the Instructions as to Exhibits contained in
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         Form 8-A, the following exhibits will be filed with the Amercan Stock
         Exchange, Inc., but shall not be filed with, or incorporated by reference in, copies of this Registration Statement on Form 8-A filed with the Securities and Exchange Commission. The exhibit numbers correspond to the paragraph numbers contained in the Instructions as to Exhibits contained in Form 8-A.

     1. Form 10-K for the year ended December 31, 1995 and Form 10-K/A amending said Form 10-K

     2A. Form 10-Q for the quarter ended March 31, 1996 and Form 10-Q/A amending said Form 10-Q

     2B. Form 10-Q for the quarter ended June 30, 1996

     2C. Form 10-Q for the quarter ended September 30, 1996

     2D. Form 8-K filed September 24, 1996

     2E. Form 8-K filed November 15, 1996

     3. Proxy Statement relating to Annual Meeting of Stockholders held April 24, 1996

     4A. Certificate of Incorporation of the Company

     4B. Bylaws of the Company

     5.  Form of Specimen Common Stock Certificate of the Company

     6. Annual Report submitted to Stockholders in connection with 1996 Annual Meeting

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                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                         TOMPKINS COUNTY TRUSTCO, INC.

                                         By:/s/ JAMES J. BYRNES
                                            -------------------
                                             James J. Byrnes
                                             Chairman, President and
                                             Chief Executive Officer


Dated: January 29, 1997

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